EXHIBIT 15.1

True Leaf Announces Initial Closing of its Regulation A+ Offering

VERNON, British Columbia, Jan. 12, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf” or the “Company”) (CSE:MJ) (FSE:TLA) (OTCQB:TRLFF), announces that it has conducted an initial closing of its previously announced Regulation A+ offering for gross proceeds in the amount of C$6.18 million for 8,883,590 shares.

True Leaf’s Regulation A+ offering was qualified by the Securities and Exchange Commission (SEC) on November 21, 2017, and allows the Company to sell up to 14,285,715 common shares at an offering price of $0.70 CAD per share in the United States.

Boustead Securities, LLC, working with its affiliate, FlashFunders™ (www.flashfunders.com), is the lead managing selling agent and bookrunner for the offering. CrowdfundX is the digital marketing agency of record.

About True Leaf

Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company’s goal is to provide federally-approved cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been given approval by Health Canada to build its grow facility and will be subject to a Health Canada security inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets hemp-focused products for the pet industry. The Company launched the True Hemp™ pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-based pet product lines to be marketed worldwide. True Hemp™ North American products are free of CBD and THC, making them the first federally legal products to be marketed in Canada and the United States.

SEC Legends

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement, which only means that we may make sales of the securities described by the offering statement. It does not mean that the SEC has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement from: HERE

Forward-Looking Statements

This news release contains forward-looking statements; and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company’s filings with the Securities and Exchange Commission when available. The forward-looking statements contained in this news release are made only as of today; and True Leaf Medicine International Ltd. is under no obligation to revise or update these forward-looking statements.

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

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